December 11, 2024

Erica Dorsett
General Counsel
First Foundation Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

        Re: First Foundation Inc.
            Registration Statement on Form S-3
            Filed December 4, 2024
            File No. 333-283610
Dear Erica Dorsett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance